UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

 (Amendment No. 2)*

Dr. Tattoff, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26139J107

(CUSIP Number)

July 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]

Rule 13d-1(b)

[x]

Rule 13d-1(c)

[  ]

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26139J107

13G

1.

NAME OF REPORTING PERSONS

The Andrew M. Heller 2009 GRAT

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [  ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

0

6.  SHARED VOTING POWER

2,911,305

7.  SOLE DISPOSITIVE POWER

0

8.  SHARED DISPOSITIVE POWER

2,911,305

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,911,305

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.83%

12.

TYPE OF REPORTING PERSON

OO

CUSIP NO. 26139J107

13G

1.

NAME OF REPORTING PERSONS

Andrew M. Heller

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [  ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

0

6.  SHARED VOTING POWER

4,311,305

7.  SOLE DISPOSITIVE POWER

0

8.  SHARED DISPOSITIVE POWER

4,311,305

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,311,305

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.23%

12.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 26139J107

13G

1.

NAME OF REPORTING PERSONS

Brett W. Dixon

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [  ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

0

6.  SHARED VOTING POWER

3,911,305

7.  SOLE DISPOSITIVE POWER

0

8.  SHARED DISPOSITIVE POWER

3,911,305

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,911,305

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.89%

12.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 26139J107

13G

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of The Andrew M. Heller 2009 GRAT, Andrew M. Heller and Brett W. Dixon (collectively, the “Reporting Persons”) relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Dr. Tattoff, Inc., a corporation formed under the laws of Florida (the “Issuer”).

Item 1.

(a)

Name of Issuer:

Dr. Tattoff, Inc.

(b)

Address of Issuer’s principal executive offices:

8500 Wilshire Blvd., Suite 105

Beverly Hills, CA 90211

Item 2.

(a)

Names of persons filing:

See Cover Pages Item 1.

(b)

Address or principal business office or, if none, residence:

29 Bancroft Mills Road, 2nd Floor

Wilmington, DE 19806

c/o The Andrew M. Heller 2009 GRAT

29 Bancroft Mills Road, 2nd Floor

Wilmington, DE 19806

c/o Finn Dixon & Herling LLP

177 Broad Street, 15th Floor

Stamford, CT 06901

(c)

Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

(d)

Title of class of securities:

Common Stock, par value $0.01 per share.

(e)

CUSIP No.:  26139J107

Item 3.

If this is a statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

[    ]

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)

[    ]

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)

[    ]

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)

[    ]

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)

[    ]

An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP NO. 26139J107

13G

(f)

[    ]

An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)

[    ]

A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)

[    ]

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

[    ]

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

[    ]

Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4

Ownership.

See Cover Pages Items 5-11.

The securities reported in this Schedule 13G/A are held directly by The Andrew M. Heller 2009 GRAT (the “GRAT”), Andrew M. Heller and Heller Lending, LLC (“Heller Lending”).  Brett W. Dixon is the Trust Protector of the GRAT and a Manager of Heller Lending, and in such capacities may be deemed to have beneficial ownership of the Common Stock of which the GRAT and Heller Lending have beneficial ownership.  Andrew M. Heller is a Manager of Heller Lending and in such capacity may be deemed to have beneficial ownership of the shares of Common Stock of which Heller Lending has beneficial ownership, and may be deemed to have beneficial ownership of the shares of Common Stock of which the GRAT has beneficial ownership.

Securities beneficially owned by the GRAT consist of 1,530,613 shares of Common Stock, warrants exercisable for 765,307 shares of Common Stock, secured senior subordinated convertible promissory notes convertible into 307,692 shares of Common Stock and rights to receive warrants exercisable for 307,692 shares of Common Stock.

Securities that may be deemed to be beneficially owned by Andrew Heller consist of 2,530,613 shares of Common Stock, warrants exercisable for 1,165,307 shares of Common Stock, secured senior subordinated convertible promissory notes convertible into 307,692 shares of Common Stock and rights to receive warrants exercisable for 307,692 shares of Common Stock.

Securities that may be deemed to be beneficially owned by Brett Dixon consist of 2,530,613 shares of Common Stock, warrants exercisable for 765,307 shares of Common Stock, secured senior subordinated convertible promissory notes convertible into 307,692 shares of Common Stock and rights to receive warrants exercisable for 307,693 shares of Common Stock.

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons as of January 7, 2015 are based upon 21,338,730 shares of Common Stock outstanding as of November 1, 2014 as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 19, 2014, plus 1,900,000 shares of Common Stock issued by the Company on January 2, 2015 pursuant to the terms of certain interim credit agreements, and plus (A) in the case of the GRAT and Mr. Dixon, the 1,380,692 shares underlying the warrants and secured senior subordinated convertible promissory notes beneficially owned by the GRAT, and (B) in the case of Mr. Heller, the 1,780,692 shares underlying the warrants and secured senior subordinated convertible promissory notes beneficially owned by the GRAT, and the 400,000 shares underlying the warrants directly beneficially owned by Mr. Heller.

On August 10, 2012 the GRAT reported beneficial ownership of the following shares of Common Stock, of which Mr. Heller and Mr. Dixon may have been deemed to be beneficial owners: 2,145,919 shares of Common Stock (consisting of 1,530,613 shares of Common Stock and 765,306 warrants), which equaled

CUSIP NO. 26139J107

13G

an ownership percentage of 13.7%, based upon 15,333,909 shares outstanding as of April 30, 2012 plus the 1,530,613 shares purchased by the GRAT on July 31, 2012, plus 765,306 shares underlying the warrants beneficially owned by the GRAT.

On February 7, 2014 the GRAT reported beneficial ownership of the following shares of Common Stock, of which Mr. Heller and Mr. Dixon may have been deemed to be beneficial owners (corrected to reflect an adjustment to the number of warrants to be issued to the GRAT that was made on December 31, 2013 but not reflected on the February 7, 2014 report): 2,911,305 shares of Common Stock (consisting of 1,530,613 shares of Common Stock and warrants exercisable for 765,307 shares of Common Stock, secured senior subordinated convertible promissory notes convertible into 307,692 shares of Common Stock and rights to receive additional warrants exercisable for 307,693 shares of Common Stock, which equaled an ownership percentage of 14.2%, based on 19,164,294 shares outstanding as of October 31, 2013 plus the 1,380,692 shares underlying the warrants and secured senior subordinated convertible promissory notes beneficially owned by the GRAT.

Including the warrants exercisable for 400,000 shares of Common Stock held directly by Mr. Heller, on February 10, 2014, the ownership percentage held by Mr. Heller was 15.8%, based on 19,164,294 shares outstanding as of October 31, 2013 plus the 1,380,692 shares underlying the warrants and secured senior subordinated convertible promissory notes beneficially owned by the GRAT and the 400,00 shares underlying the warrants held directly by Mr. Heller.

CUSIP NO. 26139J107

13G

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

Item 5

Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6

Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8

Identification and Classification of Members of the Group.

Not applicable.

Item 9

Notice of Dissolution of Group.

Not applicable.

Item 10

Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:

January 7, 2015

THE ANDREW M. HELLER 2009 GRAT

By: Commonwealth Trust Company, Trustee

By:/s/Cynthia M. Brown

Name: Cynthia M. Brown

Title: President

By: /s/ Brett W. Dixon

Name: Brett W. Dixon

By: /s/ Andrew M. Heller

Name: Andrew M. Heller

CUSIP NO. 26139J107

13G

Exhibits

Exhibit A

Agreement of Reporting Persons

CUSIP NO. 26139J107

13G

EXHIBIT A

Agreement of Reporting Persons

The Andrew M. Heller 2009 GRAT, Brett W. Dixon and Andrew M. Heller hereby agree to file jointly the Amendment No. 2 to the statement on Schedule 13G to which this Agreement is attached and any further amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated:  January 7, 2015

THE ANDREW M. HELLER 2009 GRAT

By: Commonwealth Trust Company, Trustee

By:/s/Cynthia M. Brown

Name: Cynthia M. Brown

Title: President

By: /s/ Brett W. Dixon

Name: Brett W. Dixon

By: /s/ Andrew M. Heller

Name: Andrew M. Heller